Exhibit 99.B(j)

Consent of Independent Registered Public Accounting Firm

The Shareholders and Board of Trustees of

SEI Tax Exempt Trust:

We consent to the use of our report dated November 1, 2010, with respect to the financial statements of the SEI Tax Exempt Trust comprising the Tax Free Fund, Institutional Tax Free Fund, Intermediate-Term Municipal Fund, Short Duration Municipal Fund, California Municipal Bond Fund, Massachusetts Municipal Bond Fund, New Jersey Municipal Bond Fund, New York Municipal Bond Fund, Pennsylvania Municipal Bond Fund, and Tax-Advantaged Income Fund, (collectively “the Funds”), as of August 31, 2010, incorporated herein by reference and to the references to our firm under the heading “Financial Highlights” in the Prospectuses and under the heading, “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania
December 29, 2010